

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 9, 2005

Craig D. Apolinsky
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/9/2005

Re: Datastream Systems, Inc.
Incoming letter dated February 11, 2005

Dear Mr. Apolinsky:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Datastream by Cannell Capital LLC. We also have received a letter from the proponent dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: J. Carlo Cannell
Managing Member
Cannell Capital LLC
150 California Street
San Francisco, CA 94111

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Craig D. Apolinsky **Direct Dial: 404-881-7754** **capolinsky@alston.com**

February 11, 2005

Via Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Datastream Systems, Inc. - Exclusion of Shareholder Proposal Submitted by Cannell Capital LLC Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Datastream Systems, Inc. (the "Company" or "Datastream") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Datastream has received a shareholder proposal and supporting statement (collectively, the "Proposal") from Cannell Capital LLC (the "Proponent") for inclusion in the Company's proxy materials (the "2005 Proxy Materials") for its 2005 Annual Meeting of shareholders, currently expected to be held on June 9, 2005. Datastream intends to omit the Proposal from its 2005 Proxy Materials because:

1. The Proposal was not received at the Company's principal executive offices until after the deadline for such submissions and is therefore excludable under Rule 14a-8(e)(2);
2. The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludable under Rule 14a-8(i)(7); and
3. The Proposal is not a proper subject for action by the shareholders and is therefore excludable under Rule 14a-8(i)(1).

Datastream respectfully requests the Staff of the Division of Corporation Finance to concur that it will not recommend enforcement action if Datastream omits the Proposal from its 2005 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of each of the following:

- this letter;
- the Proponent's letter dated December 23, 2004, which contains the Proposal, attached hereto as Exhibit A;
- United Parcel Service tracking information showing the date of receipt of the Proposal at the Company's principal executive offices (the "UPS Tracking Information"), attached hereto as Exhibit B.
- an electronic communication from C. Alex Estevez, President and Chief Financial Officer of the Company, on January 21, 2005 to Carlo Cannell and Julian Allen at the Proponent informing them that the Proposal was not received by the deadline and including UPS Tracking Information, attached hereto as Exhibit C; and
- an electronic communication from Mr. Allen on January 21, 2005 to Mr. Estevez in response to Mr. Estevez's previous electronic communication, attached hereto as Exhibit D.

In addition, in accordance with Rule 14a-8(j)(1), a complete copy of this submission is simultaneously being provided to the Proponent.

The Company expects to file its definitive 2005 Proxy Materials for its Annual Meeting with the Securities and Exchange Commission (the "Commission") no earlier than May 2, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the date on which the Company intends to file its definitive 2005 Proxy Materials.

I. The Proposal

The Proposal reads as follows:

Cannell Capital LLC proposes that the Board of Directors of Datastream Systems, Inc. retain a nationally recognized investment banking firm to explore strategic, financial and merger and acquisition related alternatives open to the Company, including a sale to a strategic acquirer, and to immediately implement the alternative which maximizes shareholder value.

II. Grounds for Exclusion

A. The Proposal is properly excludable pursuant to Rules 14a-8(e) and (f) under the Exchange Act because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals for inclusion in the 2005 Proxy Materials.

Rule 14a-8(e)(2) states that a shareholder proposal pursuant to Rule 14a-8 must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's regularly scheduled annual meeting.[1] Datastream's proxy statement for its 2004 Annual Meeting (the "2004 Proxy Statement") was dated and released to shareholders on April 23, 2004, and the deadline under Rule 14a-8(e)(2) for receipt of a shareholder proposal for inclusion in the Company's 2005 Proxy Materials was December 24, 2004.

In addition, Rule 14a-8(e)(1) requires that the deadline for submitting shareholder proposals pursuant to Rule 14a-8 for a company's annual meeting be included in the previous year's proxy statement. Datastream informed its shareholders on page 26 of its 2004 Proxy Statement under the heading "Stockholder Proposals for the 2005 Annual Meeting" that:

> [a]ny proposal pursuant to Rule 14a-8 of the Exchange Act that a stockholder may desire to have included in the Company's proxy materials for presentation at the 2005 annual meeting of stockholders must be received by the Company at its executive offices at 50 Datastream Plaza, Greenville, South Carolina 29605, Attention: Mr. C. Alex Estevez, Corporate Secretary, on or prior to December 25, 2004.

The Company inadvertently included a deadline of December 25, 2004 in its 2004 Proxy Statement instead of December 24, 2004 providing the Company's shareholders with an additional day to submit a proposal for inclusion in the 2005 Proxy Materials. As a result, the Company acknowledges that a shareholder proposal would be timely pursuant to Rule 14a-8 for inclusion in the Company's 2005 Proxy Materials if it were received at the Company's principal executive offices by December 25, 2004 (the "Deadline").

Although the Proposal submitted by the Proponent was dated December 23, 2004 and the Proponent sent the Proposal to the Company via UPS Next Day Air, the Company did not receive the Proposal at its principal executive offices until December 27, 2004, two days after the Deadline. The Company has enclosed the UPS Tracking Information at Exhibit B showing that the Proposal was not received at the Company's principal executive offices, nor was the Proposal even in Greenville, South Carolina, until December 27, 2004.

The Staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to omit from proxy materials those proposals received at the companies' principal executive offices after the deadline, even if by only one day. See, e.g., *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); *Sara Lee Corporation* (July 16, 2001); *Hewlett-Packard Co.* (November 27, 2000); *Hewlett-Packard Co.* (November 19, 1999); *Norfolk Southern Corp.* (February 23, 1998); and *Chevron Corporation* (February 10, 1998). Datastream's Deadline fell on a Saturday that was also a holiday.[2] The Staff has stated that "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). In addition, the Staff has informed shareholders that they should submit a proposal "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the

[1] Although the date of the 2005 Annual Meeting has not yet definitively been determined, the Company expects that it will be on June 9, 2005. In no event will the 2005 Annual Meeting date change more than 30 days from last year's meeting date, June 3, 2004.

[2] The deadline calculated in accordance with Rule 14a-8(e)(2), December 24, 2004, was also a federal holiday.

company's principal executive offices." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Proponent's Proposal was untimely in that it was not received by the Company until December 27, 2004.

The Company may exclude the Proposal under Rule 14a-8(f) without providing the Proponent notice of the procedural defect since the procedural defect cannot be remedied.[3] Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). In accordance with Rules 14a-8(e) and (f) and the authority cited above, the Company believes the Proposal may properly be omitted from the 2005 Proxy Materials for purposes of Rule 14a-8 since it was received at the Company's principal executive offices after the Deadline.

B. The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) under the Exchange Act because the Proposal deals with a matter relating to Datastream's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The Commission has explained the purpose and application of this exclusion by stating that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998). The Commission has identified two primary considerations upon which the policy rests:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Delaware General Corporation Law (the "DGCL") contemplates that the ordinary business matters of a corporation should be managed by the board of directors, including through a delegation of certain powers to management. Section 141(a) of the DGCL provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Article VIII.(a) of Datastream's Amended and Restated Certificate of Incorporation (the "Charter") provides that the "business and affairs of the Corporation shall be managed by, or under the direction, of the Board of Directors."

---

[3] The Company was not required to but did inform the Proponent of this deficiency on January 21, 2005 in the electronic communication attached hereto as Exhibit C.

The Proposal deals with matters relating to Datastream's ordinary business operations. The Proposal is not limited to extraordinary corporate transactions that are reserved for stockholder approval under Sections 251 and 271 of the DGCL in the event of a merger involving the corporation or the sale of all or substantially all of the assets of the corporation, respectively. The Proposal seeks to "micromanage" the Company by directing and mandating the Board of Directors of Datastream (the "Board") to retain an investment banking firm to explore alternatives open to the Company and "to *immediately implement* the alternative which maximizes shareholder value" (emphasis added). The Board, on an ongoing basis, considers a variety of strategies aimed at maximizing Datastream's financial performance and shareholder value, including whether (and when) to retain professional assistance in considering these strategies and which actions are in the best interests of the Company and its shareholders. Because the decisions by the Board regarding maximizing shareholder value do not necessarily involve extraordinary transactions, the Proposal infringes on the Board's discretion to manage the Company by mandating that the Board hire an investment banker and implement the alternative that maximizes shareholder value.

While the Proposal refers to a sale of the Company as one possible alternative, the Proposal, including the supporting statement, does not limit the scope of the Proposal to a sale of the entire Company or any other extraordinary corporation transaction involving all, or substantially all, of the Company's assets. The text of the Proposal on its face would cover ordinary business matters ("strategic" and "financial" "value maximizing alternatives") and extraordinary corporate transactions ("a sale of the Company to a strategic acquirer"). The Proposal directs the Board to engage a third party to "review value maximizing alternatives for the Company" and "implement the alternative which maximizes shareholder value." The Board and management of Datastream could maximize shareholder value through any number of alternatives short of an extraordinary corporate transaction. In fact, the Proposal specifically contemplates that a sale of the Company is only one of the possible alternatives that may result after a "review" of all maximizing alternatives. A wide variety of strategic or financial alternatives is open to the Company, and consistent with the DGCL and the policy behind the Rule 14a-8(i)(7) grounds for exclusion, these considerations are complex, ordinary business matters incident to the Board's managerial powers.

The Staff has granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the proposal in substance sought to have the board of directors retain the services of an independent third party for the purpose of evaluating alternatives, even where some of the proposed strategic alternatives are of an extraordinary nature. For example, in each of *First Charter Corp.* (January 18, 2005), *Medallion Financial Corp.* (May 11, 2004) and *BKF Capital Group, Inc.* (February 27, 2004), the Staff stated that it would not recommend enforcement action to the Commission if the company excluded a proposal under Rule 14a-8(i)(7), noting that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Each of those proposals contemplated, like the Proposal at issue, the engagement of an investment banking firm by the board to evaluate alternatives to maximize shareholder value, including a sale of the company. Although the proponents in *First Charter Corp.* and *Medallion Financial Corp.* opined that a sale of the company was the best way to enhance shareholder value, the proposals and supporting statements called for the evaluation of the various alternatives. Similarly, the Proponent's supporting statement includes its belief that "the value maximizing alternative will be a sale of the Company"; however, the same supporting statement also calls for the Board to review value maximizing alternatives, consistent with its fiduciary obligations, whether strategic, financial or merger and acquisition related. Other no-action letters that support the Company's request to exclude the Proposal under Rule 14a-8(i)(7) include *Telular Corporation* (December 5, 2003) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value that appeared to relate in part to non-extraordinary transactions), *Lancer Corporation* (March 13, 2002) (excluding a proposal directing the board to enlist an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value because it appeared to be directed at the company's general business strategies and operations), *Virginia Capital Bancshares* (January 16, 2001) (excluding a proposal directing the board to hire an investment bank to evaluate means to improve stock value, including sale of the company, because it appeared to relate in part to non-extraordinary transactions), *Bowl America, Inc.* (September 19, 2000) (excluding a proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value because the proposal related in part to corporate actions that were not extraordinary), *NACCO Industries, Inc.* (March 29, 2000) (excluding a proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company because it appeared to relate in part to non-extraordinary transactions), *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), and *Bel Fuse, Inc.* (April 24, 1991) (excluding a proposal calling for the hiring of an investment banking firm to explore alternatives for maximizing stockholder value because it related to the conduct of the company's day-to-day operations).

We are aware of instances in which the Staff has taken the position that proposals are not excludable as ordinary business matters because the object or primary focus of a proposal is an extraordinary corporate transaction. See *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (proposal to retain an investment bank to solicit offers for the purchase of the company's stock or assets and present highest cash offer to shareholders was not excludable); *Bergen Brunswig Corporation* (December 6, 2000) (proposal that the board arrange for the prompt sale of the company to the highest bidder could not be excluded); *The Student Loan Corp.*, (March 18, 1999) (proposal to hire an investment banker to explore all alternatives to enhance the value of the company including a sale, merger or premium tender offer share repurchase was not excludable); *Temple-Inland, Inc.* (February 24, 1998) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, could not be excluded because when read together with the supporting statement it appeared to focus on possible extraordinary business transactions); and *Quaker Oats Co.* (December 28, 1995) (stating that the object of a proposal to retain an investment bank to explore all alternatives to enhance the value of the company including a plan to separate the company's food and beverage business into two separate and independent publicly owned corporations or a sale or merger with another company was not excludable as it related to a decision concerning extraordinary corporate transactions - the separation of the company's business).

The Proposal at issue in the Company's situation does not focus on one or more extraordinary transactions. Unlike the proposals in the no-action letters cited in the immediately preceding paragraph, the Proposal focuses on the ordinary business matter of engaging an investment banker to explore alternatives to maximize shareholder value. Datastream believes that *First Charter*

Corp, Medallion Financial Corp., BKF Capital Group, Inc., Telular Corporation, Lancer Corporation, Virginia Capital Bancshares, Bowl America, Inc., NACCO Industries, Inc., Sears, Roebuck and Co. and *Bel Fuse, Inc.* provide the more appropriate no-action precedent for evaluating the Proposal. Each of those proposals, as well as the Proposal at issue, asks the board of directors of the respective company to hire a third party to consider both extraordinary and non-extraordinary transactions to maximize shareholder value. Hiring an investment banking firm as an adviser on matters of general business strategy, including how to maximize shareholder value among various strategic and financial alternatives, is a non-extraordinary transaction incident to the Board's management and supervisory powers to develop and oversee Datastream's financial performance and market value.

Based on the foregoing, Datastream believes the Proposal infringes upon the Board's statutory authority to manage the business and affairs of the Company and, therefore, believes that the Proposal may properly be excluded from the 2005 Proxy Statement pursuant to Rule 14a-8(i)(7).

C. The Proposal is properly excludable pursuant to Rule 14a-8(i)(1) under the Exchange Act because the Proposal is not a proper subject for action under Delaware law.

Rule 14a-(8) permits exclusion of a shareholder proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. As previously discussed above on page 4 of this letter, Section 141(a) of the DGCL provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Proposal would intrude upon the Board's management powers under the DGCL and the Company's Charter.

The Proposal's language is somewhat ambiguous; however, Datastream interprets the substance of the Proposal to begin after the words "Cannell Capital LLC proposes." The Proposal, therefore, uses mandatory language requiring that the Board affirmatively take certain actions. Specifically, the Proposal directs the Board to retain an investment banking firm to explore alternatives open to the Company and "to immediately implement the alternative which maximizes shareholder value." As a result, if the Proposal were included in the 2005 Proxy Materials and approved, the Proposal would infringe on the Board's powers under Delaware law by requiring the Board to take an action that is within its discretion to take. The Commission has noted that under a law such as Section 141(a) of the DGCL, "the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by securityholders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976). Furthermore, the Staff has advised shareholders that "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company *face a much greater likelihood of being improper under state law, and, therefore, excludable under rule 14a-8(i)(1)*" (emphasis added). Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has allowed the omission of shareholder proposals that mandate or require a company's board of directors to take a specified action if that action is inconsistent with the powers given to the board under state law unless such proposals are recast in the form of requests. See, e.g. *Dominion Resources Services, Inc.* (January 15, 2003), *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies, Inc.* (November 6, 2001).

Because the Proposal, if approved, would be binding on the Company, its contemplated shareholder action would unlawfully intrude upon the judgment and discretionary authority of Datastream's Board under Delaware law. The Proposal is therefore not a proper subject for shareholder action under the DGCL and is excludable under Rule 14a-8(i)(1).

Although not admitted to practice law in the State of Delaware, we are generally familiar with the DGCL. Accordingly, the Staff may rely on the statements that the adoption of the Proposal would intrude on the Board's statutory authority under Delaware law to manage or direct the business and affairs of the Company as an opinion of counsel pursuant to Rule 14a-8(j)(2).

III. Conclusion

Based on the foregoing, Datastream respectfully requests the Staff's confirmation that it will not recommend any enforcement action to the Commission if Datastream excludes the Proponent's Proposal from the 2005 Proxy Materials in reliance on Rule 14a-8(e), Rule 14a-8(f), Rule 14a-8(i)(1) and Rule 14a-8(i)(7).

In addition, Datastream believes that the approval of the Proposal would not be in the best interests of the Company or its shareholders. Given Datastream's inability to date to file the Form 10-Q for the quarter ended September 30, 2004 and the improvements in the Company's business over the past several years, the independent members of the Board believe that it is currently not in the best interests of the Company or its shareholders to take the actions described in the Proposal at this time. The independent members of the Board believe that management is employing appropriate strategies and taking the proper actions to maximize the long-term value of the Company. In addition, the uncertainty created by publicly announcing the hiring of an investment banking firm to explore strategic and other alternatives could adversely affect Datastream's relationships with its customers, suppliers and employees, thus potentially lowering rather than raising the value of the Company.

As mentioned above, the Company's 2005 Proxy Materials will be filed with the Commission no earlier than May 2, 2005. Accordingly, we would greatly appreciate the Staff's timely response to this request. If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with a member of the Staff before the Staff issues its formal response. Please do not hesitate to contact me if you have any questions or require any additional information regarding this matter at (404) 881-7754.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Craig D. Apolinsky

CDA:am
Enclosures
cc: J. Patrick Ovington, Esq., Datastream Systems, Inc.

ATL01/11873943v2

<u>Exhibit A</u>

Proposal

CANNELL CAPITAL LLC
150 California Street
San Francisco, Calif. 94111

Tel (415) 835-8300 Fax (240) 332-1261
jcc@cannellcap.com

December 23, 2004

Datastream Systems, Inc.
50 Datastream Plaza
Greenville, South Carolina 29605

Attention: Mr. C. Alex Estevez, Corporate Secretary

Dear Mr. Estevez:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Cannell Capital, LLC ("Cannell") is submitting the following proposal for inclusion in the proxy materials of Datastream Systems, Inc., (the "Company"), for presentation at the 2005 annual meeting of stockholders.

Eligibility to submit Proposal

Cannell is the investment advisor to Anegada Master Fund Limited, The Cuttyhunk Fund Limited, Tonga Partners, L.P., GS Cannell Portfolio, LLC, and Pleiades Investment Partners, L.P. (collectively, the "Cannell Funds"). Cannell makes voting and dispositive decisions with respect to the Cannell Funds.

As of December 13, 2004, Cannell was the beneficial owner of 972,366 shares of the Company, representing 4.8% of the Company's common stock, as evidenced by Schedule 13G filed with the Securities and Exchange Commission. A copy of the 13G filing is attached to this letter. The holding period of the Cannell Funds in the common stock of the Company is over one year, as evidenced by the attached Statements of Account from Goldman, Sachs & Co., the Prime Broker to the Cannell Funds, dated November 30, 2003. You may reconcile the attached account statements to the Cannell Funds as follows:

Fund	Account Number	Shares
Anegada Master Fund Limited	002-05642	70,700
The Cuttyhunk Fund Limited	002-04172	70,200
Tonga Partners, L.P.	002-03991	107,400
GS Cannell Portfolio, LLC	002-08183	26,000
Pleiades Investment Partners, L.P.	002-09033	14,400
		288,700

As of December 21, 2004, the Funds were the beneficial owners of 923,366 shares of the Company, representing $6,297,356 in market value and 4.6% of the Company's outstanding common stock.

The Cannell Funds intend to continue ownership of at least the minimum required amount of common stock of the Company through the date of the Company's 2005 Annual Meeting.

Proposal
Cannell Capital, LLC proposes that the Board of Directors of Datastream Systems, Inc. retain a nationally recognized investment banking firm to explore strategic, financial and merger and acquisition related alternatives open to the Company, including a sale to a strategic acquirer, and to immediately implement the alternative which maximizes shareholder value.

Supporting Statement
We believe that the Company will benefit from combining with a larger software company. Such a combination will increase the scale of the Company's operations, increase the depth of available management and provide stockholders with greater liquidity. The failure of the Company to file its Form 10-Q for the quarter ended September 30, 2004 provides evidence of the management team's inability to manage the growth and increasing complexity of the Company's operations.

As of the market close on December 21, 2004, the Company's shares were quoted at $6.82 per share, implying a market capitalization of approximately $136.2 million. During the prior twelve months, the shares have traded as high as $9.52 and as low as $5.78. The shares have been thinly traded, with an average of 71,131 shares traded per day, or approximately 0.36% of the outstanding shares of the Company. With such limited volume, significant shareholders have been unable to sell their interests in the Company and redeploy capital towards other investments.

We believe that the Board of Directors, consistent with their fiduciary obligations to shareholders, should retain a nationally recognized investment banking firm and review value maximizing alternatives for the Company. We believe that the value maximizing alternative will be a sale of the Company to a strategic acquirer. We therefore recommend the proposal to our fellow shareholders in the Company.

We would be happy to discuss our proposal with you at any time and look forward to presenting it at the 2005 annual meeting. I can be reached at (415) 835-8301 or at jcc@cannellcap.com at any time.

Yours truly,

J. Carlo Cannell
Managing Member

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-05642-2-0307		CAYMAN ISLANDS	FROM NOV. 1 TO NOV. 28, 2003	6 of 84

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	70,700	7.45	526,715.00	USD 6

If this statement is not correct, please notify us immediately. It should be retained for your future reference

GOC526-0

1-0000006

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-04172-1-0307		BERMUDA	FROM NOV. 1 TO NOV. 28, 2003	6 of 85

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	70,200	7.45	$22,990.00	USD 6

If this statement is not correct, please notify us immediately. It should be retained for your future reference

GDC526-0

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-03991-5-0307		CALIFORNIA	FROM NOV. 1 TO NOV. 28, 2003	7 of 87

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	107,400	7.45	800,130.00	USD 6

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-08183-6-0307		CAYMAN ISLANDS	FROM NOV. 1 TO NOV. 28, 2003	6 of 81

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	26,000	7.45	193,700.00	USD 6

If this statement is not correct, please notify us immediately. It should be retained for your future reference

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-09033-0-0307		PENNSYLVANIA	FROM NOV. 1 TO NOV. 28, 2003	7 of 85

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMC				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	14,400	7.45	107,280.00	USD 6

datastream04-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datastream Systems, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class Securities)

238124101

(CUSIP Number)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cannell Capital LLC
94-3366999

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

California

---

number of shares beneficially owned by each reporting person with		
	5	Sole Voting Power
	6	Shared Voting Power 972,366
	7	Sole Dispositive Power
	8	Shared Dispositive Power 972,366

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

972,366

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
4.8%

---

12 Type of Reporting Person (See Instructions)
IA

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. Carlo Cannell

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

USA

---

number of shares beneficially owned by each reporting person with		
	5	Sole Voting Power
	6	Shared Voting Power 972,366
	7	Sole Dispositive Power
	8	Shared Dispositive Power

972,366

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

972,366

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
4.8%

---

12 Type of Reporting Person (See Instructions)
IN, HC

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Anegada Master Fund Limited

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Cayman Islands

---

5 Sole Voting Power

number of shares beneficially owned by each reporting

person with

---

6 Shared Voting Power

282,000

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

282,000

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

282,000

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
1.4%

---

12 Type of Reporting Person (See Instructions)
CO

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Cuttyhunk Fund Limited

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Bermuda

---

5 Sole Voting Power

number of shares beneficially owned by each reporting person with

---

6 Shared Voting Power

405,461

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

405,461

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

405,461

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
2.0%

---

12 Type of Reporting Person (See Instructions)
CO

CUSIP No. 238124101

Name of Reporting Persons.

1 I.R.S. Identification Nos. of above persons (entities only).

Tonga Partners, L.P.
94-3164039

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Delaware

---

number of shares beneficially owned by each reporting person with		
	5	Sole Voting Power
	6	Shared Voting Power 49,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 49,000

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

49,000

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
0.2%

---

12 Type of Reporting Person (See Instructions)
PN

....
CUSIP No. 238124101
....

Name of Reporting Persons.
1 I.R.S. Identification Nos. of above persons (entities only).

GS Cannell Portfolio, LLC
98-0232642

Check the Appropriate Box if a Member of a Group (See Instructions)
2
(a) |X|

(b)

SEC Use Only
3

Citizenship or Place of Organization
4
Delaware

---

5 Sole Voting Power

number of shares beneficially owned by each reporting person with

---

6 Shared Voting Power

153,140

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

153,140

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

153,140

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
0.8%

---

12 Type of Reporting Person (See Instructions)
OO

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pleiades Investment Partners, L.P.
23-2688812

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Delaware

---

5 Sole Voting Power

number of

shares beneficially owned by each reporting person with

6	Shared Voting Power	82,765
7	Sole Dispositive Power	
8	Shared Dispositive Power	82,765

9 Aggregate Amount Beneficially Owned by Each Reporting Person

82,765

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11 Percent of Class Represented by Amount in Row (9)
0.4%

12 Type of Reporting Person (See Instructions)
PN

Item 1.

(a) Name of Issuer

Datastream Systems, Inc.

(b) Address of Issuer's Principal Executive Offices

50 Datastream Plaza
Greenville, SC 29605

Item 2.

(a) Name of Person Filing

This statement is being filed by (i) Cannell Capital, LLC, a California limited liability company and California licensed investment adviser ("IA"), (ii) J. Carlo Cannell ("Managing Member"), (iii) Anegada Master Fund Limited ("Anegada"), (iv) The Cuttyhunk Fund Limited ("Cuttyhunk"), (v) Tonga Partners, L.P. ("Tonga"), (vi) GS Cannell Portfolio, LLC ("GS Cannell") and (vii) Pleiades Investment Partners, LP ("Pleiades") (collectively, the Reporting Persons). Managing Member controls IA by virtue of Managing Member's position as managing member and majority owner of IA.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Managing Member's beneficial ownership of Common Stock is indirect as a result of Managing Member's ownership and management of IA. The beneficial ownership of Managing Member is reported solely because Rules 13d-1(a) and (c) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G. The answers in blocks 6, 8, 9 and 11 above and the response to item 4 by Managing Member are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Managing Member to IA referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.

(b) Address of Principal Business office or, if None, Residence

IA's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

Managing Member's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

Anegada's principal business office is located at:
c/o Bank of Butterfield International (Cayman) Ltd., 68
Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands

Cuttyhunk's principal business office is located at:
73 Front Street, Hamilton, Bermuda HM 12

Tonga's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

GS Cannell's principal business office is located at:
701 Mount Lucas Road, CN 850, Princeton, NJ 08542

Pleiades' principal business office is located at:
6022 West Chester Pike, Newtown Square, PA 19073

(c) Citizenship

Item 4 of each cover page is incorporated by reference

(d) Title of Class Securities

Common

(e) CUSIP Number

238124101

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with ss 240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(ii)(F).
(g) A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) Group in accordance with ss 240.13d-1(b)(ii)(J).

Item 4. Ownership

Common Stock:

Items 5-9 and 11 of each cover sheet are incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification of Members of the Group.
See Exhibit A

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: December 23, 2004

CANNELL CAPITAL LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member

J. CARLO CANNELL

/s/ J. Carlo Cannell

J. Carlo Cannell

ANEGADA MASTER FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

THE CUTTYHUNK FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

TONGA PARTNERS, L.P.

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, General Partner

GS CANNELL PORTFOLIO, LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

PLEIADES INVESTMENT PARTNERS, LP

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

EXHIBIT A

Identification of Members of the Group

Pursuant to Rule 13d-1(c)under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified as follows:

Not Applicable

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: December 23, 2004

CANNELL CAPITAL LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member

J. CARLO CANNELL

/s/ J. Carlo Cannell

J. Carlo Cannell

THE ANEGADA MASTER FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

THE CUTTYHUNK FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

TONGA PARTNERS, L.P.

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, General Partner

GS CANNELL PORTFOLIO, LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

PLEIADES INVESTMENT PARTNERS, LP

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

TONGA PARTNERS, L. P.

Cannell Capital LLC

December 2004

DISCLOSURE

THIS IS NEITHER AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE INTERESTS IN TONGA PARTNERS, L.P. THE PERFORMANCE DESCRIBED HEREIN IS HISTORICAL AND DOES NOT GUARANTEE FUTURE RESULTS. YOU SHOULD NOT ASSUME THAT FUTURE PERFORMANCE WILL EQUAL PAST PERFORMANCE.

INTRODUCTION

Tonga Partners, L.P. is a Delaware limited partnership (the "Partnership") formed July 1, 1992. The General Partner ("GP") is Cannell Capital LLC, which is located in San Francisco, California.

The Partnership's investment objective is to maximize investment returns while accepting a level of risk consistent with the preservation of the Partnership's assets. The principal technique used to achieve this goal is fundamental research of promising turnarounds, dullards, underbrush, and assorted investment misfits that have been largely neglected by the investment community.

THE OPPORTUNITY — NEGLECT AND THE HERD

The central premise of the Partnership is that inefficient markets offer greater potential returns than efficient markets. The environment in which the Partnership concentrates its focus is characterized by imperfect distribution of information.

The mainstream of the equity market is efficient. Sophisticated information technology and a plethora of richly-compensated research analysts help the market to rapidly discount news that used to take days to circulate, and often weeks or months to be analyzed, in seconds. Earnings projections are tuned and re-tuned frequently. Then they are rapidly spoon-fed to large institutions that also possess robust analytical resources. The stock market rewards these "blue chip" companies with a premium valuation.

Today there are only 233 companies that enjoy coverage from 20 or more "sell side" firms. These include well-known companies like Boeing, Microsoft and Exxon Mobil to which we at Cannell Capital, LLC devote scant attention.[1] Academic studies have suggested that share prices of companies with high "analyst ratios" are more likely to move in advance of unexpected earnings reports than companies with little coverage. Advocates of Efficient Market Theory ("EMT") believe that stock prices always reflect future prospects, therefore it's hard to find a bargain on Wall Street.

On the other end of the equity spectrum is a larger universe of companies on which there is little or no published research, however about 83% (12,041 companies) lack consistent research coverage as defined by three or fewer "sell side" analysts publishing earnings estimates.[2]

It is within this "underbrush" that the Partnership seeks to invest. As of December 2004, for example, over 51% of the Partnership's long positions were tracked by less than three "sell side" analysts.

Upon the cross-over to official coverage, loosely defined as active coverage by more than five "name" brokerage firms, the Partnership will consider selling some of its holdings, happy to resume its relentless hunt for neglected stocks in obscure isolation, hunkered down in the less traveled investment world "below the radar."

---

[1] The actual analyst ratio may be understated, however, because the universe of estimates provided by Reuters Consensus, from which this statistic is derived, excludes some of the lesser, but often stellar, brokerage "boutiques" as well as buy side research which is rarely published. (In 1940 there were only a couple of independent money management firms; today there are over 2,000 such buy side concerns listed in The Money Market Directory.) The Reuters Consensus universe includes about over 440 brokers. A broader sample of analysts is provided by Nelson's Research which surveys over 350 U.S. brokerages and lists several companies with analyst-to-company ratios of over 65.

[2] Some 14,543 companies, including almost 2,600 foreign corporations, trade on the New York Stock Exchange ("NYSE"), National Market Systems ("NMS") and the NASDAQ and other exchanges.

POLITICS, PASSIVITY AND SELF INTEREST

Negative economic and political forces from both institutional investors (the "buy side") and brokerages (the "sell side") have helped form and maintain the fodder on which we feed.

Most buy side environments lack the entrepreneurial panache that facilitates investigative research of neglected companies. Most mutual funds are more enamored of new investment "products" and in accumulating assets than doing original research. Trust departments have political constraints that restrain unorthodox strategy. All are burdened with large assets that inhibit them from delving into the rich crannies of the equity market in which Cannell Capital, LLC traffics judiciously. These lumbering institutions cannot deploy enough capital to justify the extra effort required to perform original research. Thus, it is unusual for "professionals" to beat the market.

The S&P 500 index, routinely outperforms most professional equity managers. Economist Burton Malkiel's *Random Walk Down Wall Street* argues that a "blindfolded monkey" throwing darts at the *Wall Street Journal* can do better than these "professionals."

The sell side's neglect has more pragmatic roots. The float of most underbrush stocks is often too small to justify the cost of a high-priced analyst. Compensation in the brokerage industry has always been, and always shall be, more a function of an analyst's ability to originate corporate finance business than objectively picking a winning stock. Investment banking fees from servicing small companies pale in comparison to fees from larger "blue chips," however. Finally, traders and brokers tend to loathe the high inventory costs, infrequency of trades, and inadequate information flow associated with stagnant, that is, neglected merchandise. It simply does not pay to have an analyst research a company where a buy recommendation will generate only a paucity of commissions.

These factors – from both sides of the "Street" – contribute to the neglect that creates anomalies in Efficient Market Theory. This neglect produces a greater differential between market valuations and a company's true intrinsic value. It is these inefficiencies towards which the Partnership is dedicated.

Growth At Reasonable Prices

The aforementioned neglect has created a pool of companies with valuations equal to, often less than, those currently available in the private equity market – but without the onus of a lock-up, the ordeal and scrutiny characteristic of an auction, and the timely and costly research process associated with private equity.

Growth *can* be bought at reasonable prices in the public markets. It is the General Partner's task to sift through the garbage and buy the shares of those companies that offer the greatest potential for superior and reliable growth at modest prices.

Our search begins with a technical process: screening for classic "value." This could be a low price-to-net assets ratio. Rich net assets – cash plus marketable securities plus receivables less all debt – are a harsh banker's delight. (All inventory, PP&E, goodwill, and other non-bankable assets are assumed to be worthless.) Buying at a sensible price greatly enhances long-term results. Besides, we have a soft spot for companies for which the "Street" has modest expectations. It is okay to fall from a pancake.

The next step in the selection process is more qualitative. There must be an element of positive change – fresh blood, a changing market, new products, or a shift in competition – that suggests a future characterized by reliable and increasing earnings.

The quantitative value measure provides a safety net, often woven of cash, but in our experience it is earnings momentum that catapults a stock out of the swamp. Value for value's sake is valueless. Generally speaking, rising earnings do lead to rising stock prices regardless of how neglected a security may be. Recognition of beneficial change by other investors, however, requires patience. Once a company has been tarred with the brush of pessimism, it can take investors a long time to recognize a genuine recovery and to give it credence. Initially a positive earnings surprise is perceived as a fluke. When it happens a second and third time, investors begin to notice.

SIMPLE COMPANIES IN THE WESTERN USA

Many of the companies among the Partnership's holdings are geographically accessible to Cannell Capital LLC. Of the 12,041 public "orphans" followed by three or fewer brokerages in December 2004, 7% (818) were in California, 4% (460) in New York, and 3% (414) in Texas. On December 01 2004, 14% of the companies in which the Partnership had invested were in California, 19% in Texas, and 3% in New York.

We also favor companies that are lean and that are managed by people whom we know and trust and who have substantial equity positions in their companies, who eat their own cooking as Warren Buffett puts it. Many of these firms (as distinct from their managements) are dullards operating in mundane fields, but they are "good" businesses.[1] We eschew color photographs in annual reports, large salaries, lavish stock option plans, and low management ownership. We like to buy shares of companies whose revenues exceed the market capitalization and whose "normalized" capital expenditures required to maintain the business are a fraction of earnings before depreciation and amortization expenses.

We are ignoramuses when it comes to "beta," option pricing models, and regression analysis; choosing instead to focus on two subjects — *How To Value a Business* and *How To Think About Market Prices*.

Our ultimate goal is to buy for you, at a reasonable price, a part interest in an easily understandable business, ideally one whose activities can be illustrated with a crayon and whose earnings are likely to be significantly higher five years from now. Generally when we buy these stocks, we are willing, indeed hopeful, that we hold them for many years.

Viewing any investment from a long-term perspective tends to lead to sounder decisions rather than focusing on short-term factors. A wide-angle lens provides a more meaningful view than a peephole.[2]

---

[1] "Whenever a bad business meets a good manager, the bad business usually preserves its reputation," says Warren Buffett

[2] David L. Babson & Company, *Sixty Years of Investment Management*, September 15, 2000.

SHORT SALES REDUCE RISK OVER TIME

The Partnership endeavors to exploit overvalued situations through judicious short sales, keeping a weather eye out for companies with excessive valuations, questionable accounting practices, incompetent or deceptive management, and a decelerating trend of sales and earnings. The characteristics of the companies whose shares we sell short are the inverse of our core investments.

The purpose of short positions is not only to reduce market risk, but to enhance profits in all market conditions. The General Partner does not attempt to forecast trends in the general stock market, which is a function of many complex variables beyond the ability of any firm to anticipate reliably. The Partnership will, however, balance against its long positions with short positions in expensive stocks with decreasing prospects and, possibly, questionable accounting practices.

Sometimes we establish short positions in companies that we believe to be "terminal." We usually are slow to realize gains on shorts that have "cracked" fundamentally. However, because by doing so, we would trigger a taxable event[3].

Whereas maintaining short positions may dampen the Partnership's overall performance during periods of surging demand for equities, the "hedge" serves to reduce losses and can produce significant gains during bear markets.

3 This is because a Limited Partner who is short a security of a company that goes out of business can delay, often indefinitely, the realization of the gain.

WHY TONGA?

The Partnership is named after a constitutional monarchy (Pop. 111,000), 3,000 miles southwest of Honolulu, where Carlo Cannell helped deliver a pair of sloops in 1985. It is a long, hot journey to this obscure chain of 179 islands — 699 sq. km of land and 700,000 sq. km of water — but the underbrush is lush and cool, the bays are clear and deep, and the people are content. The Kingdom of Tonga is our metaphor for the pearls in the oysters of the equity market.

The Tonga Islands are as overlooked in the vast Pacific Ocean as pockets of allure within the equity universe are overlooked by stock market voyagers who are more at ease in the well-charted waters of the S&P 500.[4] These "Tonga" stocks are neither inaccessible nor neglected by the Partnership.

We are to the lumbering mutual fund as is a light catamaran to a glittering cruise ship. Some large funds may seek to fish in the shoals, but they lack our maneuverability.

The portfolio manager of a $10 billion mutual fund is hobbled by size. The average asset deployment per company would have to be $200 million, assuming he or she is willing to take on 50 portfolio companies. Since most mutual funds prefer not to own more than 5% of any one company, this decreases the size of the pool in which the manager can fish. In this example, the mutual fund manager would have to stick to companies with a market capitalization greater than $4 billion. As of December 2004, that would be only 1,025 companies – less than eight percent of all public companies from which to choose.

---

6 Neglect is often, but not always, proportional to size. Of the 12,174 companies "orphaned" by Reuters Consensus as of December, 2004, 2,319 had a market capitalization greater than $200 million.

J. CARLO CANNELL, 41, has practiced the aforementioned strategy for sixteen years. From March 1990 to May 1992 he specialized in short selling and neglected equities at Gruber & McBaine Capital and previously was an officer of the Bankers Trust Company in New York.

Mr. Cannell is a graduate of Phillips Academy '81 and Princeton University '85 where he was a Senior Writer at *The Daily Princetonian* and Chairman of the oldest college magazine in the United States, *The Tiger*. In 1989, Cannell matriculated at New College, Oxford, and briefly studied business at Templeton College.

Mr. Cannell is the youngest son of Peter B. Cannell, founder of the investment firm, Peter B. Cannell & Co., Inc.; he is the youngest grandson of Ferdinand Eberstadt, founder of F. Eberstadt & Co. Mr. Cannell is the managing member of Cannell Capital LLC.

JAMIL A. TAHIR, 27, joined Cannell Capital LLC in March 2001 as a Security Analyst. From July 1999 to February 2000 he was an Investment Banker in the Financial Entrepreneurs Group of Salomon Smith Barney. During the summers of 1997 and 1998, he served as an intern at Cannell Capital, LLC. Mr. Tahir received a BS in Business Administration and a BA in Economics from University of California Berkeley.

RYAN J. RANDALL, 35, joined Cannell Capital LLC in April 2002 as a Security Analyst. From 1999 to 2002, he worked at E*TRADE Group, Inc. where he was responsible for launching their stockbaskets product. From 1996 to 1999 he was a member of the Corporate Finance Group at NationsBanc Montgomery Securities. Mr. Randall received a BS in Political Science with a specialization in Business Administration from the University of California Los Angeles. He is also a Level III candidate in the Chartered Financial Analyst program, and CPA.

JULIAN A. L. ALLEN, 35, joined Cannell Capital LLC in November 2004 as a Security Analyst. From 2000 to 2003, Mr. Allen was a Partner of Whitney & Co., a private equity firm, and from 1998 to 2000, he was a Principal of Capital Z Partners. Mr. Allen received a MBA from the Harvard Business School and an MA from the Cambridge University.

CHRISTOPHER M. BADE, 27, joined Cannell Capital LLC in May 2001. From June 1999 to April 2001, he was an Institutional Sales Trader at Wells Fargo Securities in San Francisco. Mr. Bade received a BS in Business Administration and a Minor in History from Miami University, OH. Mr. Bade is Cannell Capital's Trader.

TIMOTHY A. ALBERTSON, 33 joined Cannell Capital LLC in September 2001 as IT Specialist. From 1999 to 2001 he was the Technology Administrator for Techspace. Mr. Albertson is a Microsoft Certified Professional and he received a B.A. in Government from St. Lawrence University.

RICHARD VAN DOREN, JR., 28, joined Cannell Capital LLC in August 2002 as senior accountant and fund administrator and is currently Chief Financial Officer. From 2000 to 2002, he was the accounting and finance manager for EXP Systems, Inc. Mr. Van Doren received a BS in Finance from the University of San Francisco and is currently receiving his Masters in Tax from Golden Gate University.

ARMELLE CLOCHE, 37, joined Cannell Capital LLC in December 2003 as Executive Assistant and Office Manager. From 2001 to 2003 she was the office manager and marketing assistant of KXEN, Inc. Mrs. Cloche received a BS in International Business, Marketing and Management from the IPME of Paris and San Francisco.

EDWARD T. BADE, 23, joined Cannell Capital LLC in September 2004 as a research intern. Mr. Bade received a BA in History from Denison University.

SUMMARY OF PRINCIPAL TERMS

Investment Focus
The majority of the Funds investments are in newly issued securities of public but neglected equities for which there is imperfect distribution of information.

Investment Advisor
The Investment Advisor (the "Advisor") is Cannell Capital LLC. The Advisor must at all times maintain at least a 1% interest in the aggregate net assets of the Fund in its capital account.

Contributions and Withdrawals
Contributions are permitted on the last day of every month. Investors may not withdraw funds for twelve months following admission, but may withdraw funds as of any June 30 or December 31 thereafter upon sixty (60) days' written notice to the Advisor. A fee of up to 1% of the funds withdrawn may be charged and paid to the Fund at the discretion of the GP to cover the cost of selling securities and other administrative costs incurred to facilitate the withdrawal.

Management Fee
The Advisor receives a management fee on the first day of each month equal to 0.125% of the aggregate Partners' capital, payable in advance.

Operational and Organizational Expenses
The Advisor bears the costs of organizing the Fund and will continue to assume operating, general administrative and overhead costs and expenses. The Advisors, however, bears ongoing costs such as margin expense, certain legal and accounting fees, borrowing charges for securities sold short, custodial fees, brokerage commissions and bank service fees.

Carried Interest and Provision for Recovery of Loss
The Advisor is allocated a carried interest of 20% of profits per annum. Such profit allocation will only occur in a year in which the Partnership sustains a net capital profit and the aggregate net capital profits of the Partnership exceed its net capital losses since the inception of the Partnership. This high water mark provision is a concession to the Limited Partners whereby if the Fund has a net loss in any year followed by a net profit, there will not be a 20% carried interest allocation to the Advisor until the net loss has been entirely recouped. The look-back to the high water mark is to the inception of the Partnership. If an Investor withdraws capital from the Fund, however, the amount of prior losses that must be offset before a carried interest allocation can be made to the GP will be reduced in proportion to the withdrawal.

Reports to Limited Partners
The Advisor provides annual audited financial statements and quarterly unaudited capital account statements to the Limited Partners.

LEGAL COUNSEL	Paul, Hastings, Janofsky & Walker San Francisco, CA
PRIME BROKER	Goldman, Sachs & Co., Inc. San Francisco, CA
AUDITORS	KPMG LLP Salt Lake City, UT

PERFORMANCE

Tonga Partners, L. P.

	1Q	2Q	3Q	4Q	FY
1992	N/A	N/A	(2.9%)	15.8%	12.4%
1993	(4.3%)	14.8%	10.7%	8.7%	32.2%
1994	6.0%	(0.9%)	1.5%	(1.5%)	5.1%
1995	10.2%	6.7%	15.2%	(0.9%)	34.3%
1996	10.5%	9.1%	(0.6%)	9.0%	30.6%
1997	0.2%	(1.6%)	19.9%	10.3%	30.5%
1998	8.1%	3.2%	1.9%	(10.3%)	2.0%
1999	1.5%	15.7%	9.4%	13.2%	45.3%
2000	20.4%	(7.0%)	10.4%	7.6%	33.0%
2001	17.8%	(1.1%)	13.3%	7.4%	41.8%
2002	20.0%	6.3%	(3.1%)	2.8%	27.1%
2003	0.4%	7.7%	1.2%	12.7%	23.4%
2004	(3.7%)	5.1%	1.6%	N/A	3.0%

Performance numbers are net of all fees. The compounded annual rate of return of Tonga Partners, LP as of December 1, 2004 is net 26%, or 32% gross. During 2004, Mr. Cannell was on sabbatical.

Exhibit B

United Parcel Service Tracking Information

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Status: Delivered
Delivered on: Dec 27, 2004 9:30 A.M.
Signed by: CHILDS
Location: FRONT DESK
Delivered to: GREENVILLE, SC, US
Shipped or Billed on: Dec 23, 2004

Tracking Number: 1Z 9Y1 Y33 01 9931 236 9
Service Type: NEXT DAY AIR

Package Progress:

Date/ Time	Location	Activity
Dec 27, 2004		
9:30 A.M.	GREENVILLE, SC, US	DELIVERY
8:22 A.M.	GREENVILLE, SC, US	OUT FOR DELIVERY
4:42 A.M.	GREENVILLE, SC, US	ARRIVAL SCAN
2:42 A.M.	WEST COLUMBIA, SC, US	DEPARTURE SCAN
1:00 A.M.	WEST COLUMBIA, SC, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 26, 2004		
8:02 P.M.	WEST COLUMBIA, SC, US	ARRIVAL SCAN
6:52 P.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
Dec 24, 2004		
4:19 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
1:23 A.M.	LOUISVILLE, KY, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 23, 2004		
9:07 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
6:27 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
5:55 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
5:26 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
2:22 P.M.	US	BILLING INFORMATION RECEIVED
11:26 A.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Dec 30, 2004 2:28 P.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

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Exhibit C

Electronic Communication to the Proponent, dated January 21, 2005

Apolinsky, Craig

From: Alex Estevez [alex.estevez@datastream.net]
Sent: Friday, January 21, 2005 6:24 PM
To: jla@cannellcap.com; jcc@cannellcap.com
Cc: Larry Blackwell; Pat Ovington; Apolinsky, Craig; Montalvo, Adriana
Subject: FW: Rule 14a-8 Shareholder Proposal Deadline

Carlo-

Thanks for your time earlier this week. Per your request, I've attached an e-mail from our corporate counsel regarding the Rule 14a-8 guidelines, and below this e-mail I've included proof of the December 27, 2004 delivery. I would like to follow up to talk with you about this issue; what is a good time to discuss? In addition, I may have an investor interested in purchasing the remaining shares from Cannell Capital.

Please let me know what the best time might be to follow up with you.

Alex

From: Montalvo, Adriana [mailto:AMontalvo@alston.com]
Sent: Wednesday, January 19, 2005 5:22 PM
To: Alex Estevez
Cc: Pat Ovington; Apolinsky, Craig
Subject: Rule 14a-8 Shareholder Proposal Deadline

Alex,

Rule 14a-8(e)(2) states that a shareholder proposal pursuant to Rule 14a-8 must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's regularly scheduled meeting. In addition, Rule 14a-8(e)(1) requires that the deadline for submitting shareholder proposals pursuant to Rule 14a-8 for a company's annual meeting be included in the previous year's proxy statement. Datastream informed its shareholders on page 26 of its 2004 Proxy Statement under the heading "Stockholder Proposals for the 2005 Annual Meeting" that a Rule 14a-8 proposal had to be received at the company's executive offices on or prior to December 25, 2004.

Although the proposal submitted by Cannell Capital was dated December 23, 2004, the Company did not receive the Cannell Capital proposal at its principal executive offices until December 27, 2004, two days after the Rule 14a-8 shareholder proposal deadline. Attached below this email is a copy of the UPS tracking information showing that the package containing the proposal was not received until 9:30 a.m. on December 27th (nor was the package in Greenville, SC until that day).

The Securities and Exchange Commission staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to omit from their proxy materials any proposals received even one day past the deadline. Although Datastream's deadline fell on a Saturday that was also a holiday, the SEC staff has stated that if the deadline falls on a Saturday, Sunday or federal holiday, a Rule 14a-8 proposal received after business reopens would be untimely. (Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001)). In addition, the SEC staff has informed shareholders that they should submit a proposal by a means that allows the shareholder to determine when the proposal was received at the company's principal executive offices. The burden fell on Cannell Capital to ensure that its Rule 14a-8 proposal was received at Datastream's principal executive offices by the deadline of December 25, 2004, which it did not.

Thanks.
Adriana

From: Pat Ovington [mailto:pat.ovington@datastream.net]
Sent: Thursday, December 30, 2004 2:29 PM
To: Montalvo, Adriana
Cc: Apolinsky, Craig
Subject: RE: Staff Legal Bulletin

Here's the UPS tracking info:

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Status:	Delivered
Delivered on:	Dec 27, 2004 9:30 A.M.
Signed by:	CHILDS
Location:	FRONT DESK
Delivered to:	GREENVILLE, SC, US
Shipped or Billed on:	Dec 23, 2004
Tracking Number:	1Z 9Y1 Y33 01 9931 236 9
Service Type:	NEXT DAY AIR

Package Progress:

Date/ Time	Location	Activity
Dec 27, 2004		
9:30 A.M.	GREENVILLE, SC, US	DELIVERY
8:22 A.M.	GREENVILLE, SC, US	OUT FOR DELIVERY
4:42 A.M.	GREENVILLE, SC, US	ARRIVAL SCAN
2:42 A.M.	WEST COLUMBIA, SC, US	DEPARTURE SCAN
1:00 A.M.	WEST COLUMBIA, SC, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 26, 2004		
8:02 P.M.	WEST COLUMBIA, SC, US	ARRIVAL SCAN
6:52 P.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
Dec 24, 2004		
4:19 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
1:23 A.M.	LOUISVILLE, KY, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 23, 2004		
9:07 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
6:27 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
5:55 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
5:26 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
2:22 P.M.	US	BILLING INFORMATION RECEIVED
11:26 A.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Dec 30, 2004 2:28 P.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

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NOTICE: This e-mail message and all attachments transmitted with it

---

Exhibit D

Electronic Communication from the Proponent, dated January 21, 2005

Apolinsky, Craig

From: Julian L. Allen [jla@cannellcap.com]
Sent: Friday, January 21, 2005 8:02 PM
To: Alex Estevez; Carlo Cannell
Cc: Larry Blackwell; Pat Ovington; Apolinsky, Craig; Montalvo, Adriana; carlo_cannell@yahoo.com
Subject: RE: Rule 14a-8 Shareholder Proposal

Alex

Thanks for the note to Carlo regarding our 14a-8 proposal. As you can see from the UPS tracking information included in your email, our letter was entrusted to UPS on 12/23 for next day delivery. The letter should therefore have reached you on the 24th, in time for the 14a-8 deadline on the 25th. As the tracking file shows, the letter was twice delayed at UPS facilities due to adverse weather conditions and was therefore delivered on the 27th for reasons entirely out of our control.

While we appreciate that the precise construction of the 14a-8 regulations might allow you to exclude our proposal on that basis, we would clearly view you as resorting to a technicality to exclude a proposal that in every other respect meets the letter of the SEC regulations. Clearly, by excluding our proposal, you would send a strong signal of your disregard for the wishes of one of your largest outside shareholders.

We are certainly prepared to discuss this matter further and are available next week for a call at your convenience.

Best wishes

Julian

From: Alex Estevez [mailto:alex.estevez@datastream.net]
Sent: Friday, January 21, 2005 3:24 PM
To: Julian L. Allen; Carlo Cannell
Cc: Larry Blackwell; Pat Ovington; Apolinsky, Craig; Montalvo, Adriana
Subject: FW: Rule 14a-8 Shareholder Proposal Deadline

Carlo-

Thanks for your time earlier this week. Per your request, I've attached an e-mail from our corporate counsel regarding the Rule 14a-8 guidelines, and below this e-mail I've included proof of the December 27, 2004 delivery. I would like to follow up to talk with you about this issue; what is a good time to discuss? In addition, I may have an investor interested in purchasing the remaining shares from Cannell Capital.

Please let me know what the best time might be to follow up with you.

Alex

From: Montalvo, Adriana [mailto:AMontalvo@alston.com]
Sent: Wednesday, January 19, 2005 5:22 PM
To: Alex Estevez
Cc: Pat Ovington; Apolinsky, Craig
Subject: Rule 14a-8 Shareholder Proposal Deadline

Alex,

Rule 14a-8(e)(2) states that a shareholder proposal pursuant to Rule 14a-8 must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's regularly scheduled meeting. In addition, Rule 14a-8(e)(1) requires that the deadline for submitting shareholder proposals pursuant to Rule 14a-8 for a company's annual meeting be included in the previous year's proxy statement. Datastream informed its shareholders on page 26 of its 2004 Proxy Statement under the heading "Stockholder Proposals for the 2005 Annual Meeting" that a Rule 14a-8 proposal had to be received at the company's executive offices on or prior to December 25, 2004.

Although the proposal submitted by Cannell Capital was dated December 23, 2004, the Company did not receive the Cannell Capital proposal at its principal executive offices until December 27, 2004, two days after the Rule 14a-8 shareholder proposal deadline. Attached below this email is a copy of the UPS tracking information showing that the package containing the proposal was not received until 9:30 a.m. on December 27th (nor was the package in Greenville, SC until that day).

The Securities and Exchange Commission staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to omit from their proxy materials any proposals received even one day past the deadline. Although Datastream's deadline fell on a Saturday that was also a holiday, the SEC staff has stated that if the deadline falls on a Saturday, Sunday or federal holiday, a Rule 14a-8 proposal received after business reopens would be untimely. (Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001)). In addition, the SEC staff has informed shareholders that they should submit a proposal by a means that allows the shareholder to determine when the proposal was received at the company's principal executive offices. The burden fell on Cannell Capital to ensure that its Rule 14a-8 proposal was received at Datastream's principal executive offices by the deadline of December 25, 2004, which it did not.

Thanks.
Adriana

From: Pat Ovington [mailto:pat.ovington@datastream.net]
Sent: Thursday, December 30, 2004 2:29 PM
To: Montalvo, Adriana
Cc: Apolinsky, Craig
Subject: RE: Staff Legal Bulletin

Here's the UPS tracking info:

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View Details

Status: Delivered
Delivered on: Dec 27, 2004 9:30 A.M.
Signed by: CHILDS
Location: FRONT DESK
Delivered to: GREENVILLE, SC, US
Shipped or Billed on: Dec 23, 2004

Tracking Number: 1Z 9Y1 Y33 01 9931 236 9
Service Type: NEXT DAY AIR

Package Progress:

Date/Time	Location	Activity
Dec 27, 2004		
9:30 A.M.	GREENVILLE, SC, US	DELIVERY
8:22 A.M.	GREENVILLE, SC, US	OUT FOR DELIVERY
4:42 A.M.	GREENVILLE, SC, US	ARRIVAL SCAN
2:42 A.M.	WEST COLUMBIA, SC, US	DEPARTURE SCAN
1:00 A.M.	WEST COLUMBIA, SC, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 26, 2004		
8:02 P.M.	WEST COLUMBIA, SC, US	ARRIVAL SCAN
6:52 P.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
Dec 24, 2004		
4:19 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
1:23 A.M.	LOUISVILLE, KY, US	ADVERSE WEATHER CONDITIONS CAUSED THIS DELAY
Dec 23, 2004		
9:07 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
6:27 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
5:55 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
5:26 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
2:22 P.M.	US	BILLING INFORMATION RECEIVED
11:26 A.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Dec 30, 2004 2:28 P.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

start | Inbox - Microsoft Out... | RE: Staff Legal Bulleti... | UPS Package Trackin...

NOTICE: This e-mail message and all attachments transmitted with it may contain legally privileged and confidential information intended solely for the use of the addressee. If the reader of this message is not the intended recipient, you are hereby notified that any reading, dissemination, distribution, copying, or other use of this message or its attachments is strictly prohibited. If you have received this message in error, please notify the sender immediately by telephone (404-881-7000) or by electronic mail (postmaster@alston.com), and delete this message and all copies and backups thereof. Thank you.

CANNELL CAPITAL LLC
150 California Street
San Francisco, Calif. 94111

Tel (415) 835-8300 Fax (240) 332-1261
jcc@cannellcap.com

February 18, 2005

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Datastream Systems, Inc. – Exclusion of Shareholder Proposal Submitted by Cannell Capital LLC Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing in response to the letter submitted to the Commission on behalf of Datastream Systems, Inc. (the "Company") by Alston & Bird LLP, dated February 11, 2005. In the letter, the Company outlines its reasons for seeking to exclude a shareholder proposal submitted by us pursuant to Rule 14a-8 for inclusion in the Company's 2005 proxy materials. We have attached a copy of our proposal to this letter. We respectfully request the assistance of the Staff of the Division of Corporate Finance in ensuring that our proposal be included in the Company's 2005 proxy materials for consideration by the Company's stockholders.

Cannell Capital LLC ("Cannell") is the beneficial owner of 923,366 shares of the Company, representing 4.6% of the Company's common stock and approximately $6.1 million of market value. We are the Company's third largest institutional shareholder and have been a stockholder of the Company since November 25, 2003. In this letter, we outline the reasons by which we dispute the Company seeking to rely on 14a-8(e)(2); 14a-8(i)(7) and 14a-8(i)(1) to exclude our proposal.

On Wednesday, December 23rd, we mailed our proposal to the Company via United Parcel Service ("UPS") for delivery on December 24th, in advance of the December 25th deadline for receipt of shareholder proposals. We were notified by the Company on January 21st, 2005, that our proposal was not received by the Company until Monday, December 27th. Upon questioning UPS, we were informed that our letter was delayed in the UPS system due to the extraordinary snowstorms that affected their Louisville, KY and West Columbia, SC facilities in the early morning of December 24th when the letter was due to be delivered to the Company. We have attached a copy of UPS' tracking information to this letter.

We respectfully submit to the Staff of the Division of Corporate Finance that we exercised due care in selecting a nationally recognized courier service, paid for next day service to ensure that our

We believe that the Company's true reason to exclude our proposal is summarized in the Conclusion on page five of the Company's letter which states, "the independent members of the Board believe that it is not in the best interests of the Company or its shareholders to take the actions described in the Proposal at this time." Cannell owns more stock in the Company than all the independent directors combined. We believe that the stockholders of the Company should be given an opportunity to make their desires known with respect to a sale of the Company and respectfully seek your assistance in ensuring that our proposal be included in the Company's proxy materials. Please do not hesitate to contact me or my colleague Julian Allen should you have any questions or require any additional information regarding this matter.

Best regards!

Sincerely,

J. Carlo Cannell
Managing Member



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Status:	Delivered
Delivered on:	Dec 27, 2004 9:30 A.M.
Signed by:	CHILDS
Location:	FRONT DESK
Delivered to:	GREENVILLE, SC, US
Shipped or Billed on:	Dec 23, 2004
Tracking Number:	1Z 9Y1 Y33 01 9931 236 9
Service Type:	NEXT DAY AIR

Package Progress:

Date/ Time	Location	Activity
Dec 27, 2004		
9:30 A.M.	GREENVILLE, SC, US	DELIVERY
8:22 A.M.	GREENVILLE, SC, US	OUT FOR DELIVERY
4:42 A.M.	GREENVILLE, SC, US	ARRIVAL SCAN
2:42 A.M.	WEST COLUMBIA, SC, US	DEPARTURE SCAN
1:00 A.M.	WEST COLUMBIA, SC, US	ADVERSE WEATHER CONDITIONS CAUSEI DELAY
Dec 26, 2004		
8:02 P.M.	WEST COLUMBIA, SC, US	ARRIVAL SCAN
6:52 P.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
Dec 24, 2004		
4:19 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
1:23 A.M.	LOUISVILLE, KY, US	ADVERSE WEATHER CONDITIONS CAUSEI DELAY
Dec 23, 2004		
9:07 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
6:27 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
5:55 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
5:26 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
2:22 P.M.	US	BILLING INFORMATI(RECEIVED
11:26 A.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Feb 18, 2005 1:09 P.M. Eastern Time (USA)

← Back to Tracking Summary

↑ Back to Top

CANNELL CAPITAL LLC
150 California Street
San Francisco, Calif. 94111

Tel (415) 835-8300 Fax (240) 332-1261
jcc@cannellcap.com

December 23, 2004

Datastream Systems, Inc.
50 Datastream Plaza
Greenville, South Carolina 29605

Attention: Mr. C. Alex Estevez, Corporate Secretary

Dear Mr. Estevez:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Cannell Capital, LLC ("Cannell") is submitting the following proposal for inclusion in the proxy materials of Datastream Systems, Inc., (the "Company"), for presentation at the 2005 annual meeting of stockholders.

Eligibility to submit Proposal

Cannell is the investment advisor to Anegada Master Fund Limited, The Cuttyhunk Fund Limited, Tonga Partners, L.P., GS Cannell Portfolio, LLC, and Pleiades Investment Partners, L.P. (collectively, the "Cannell Funds"). Cannell makes voting and dispositive decisions with respect to the Cannell Funds.

As of December 13, 2004, Cannell was the beneficial owner of 972,366 shares of the Company, representing 4.8% of the Company's common stock, as evidenced by Schedule 13G filed with the Securities and Exchange Commission. A copy of the 13G filing is attached to this letter. The holding period of the Cannell Funds in the common stock of the Company is over one year, as evidenced by the attached Statements of Account from Goldman, Sachs & Co., the Prime Broker to the Cannell Funds, dated November 30, 2003. You may reconcile the attached account statements to the Cannell Funds as follows:

Fund	Account Number	Shares
Anegada Master Fund Limited	002-05642	70,700
The Cuttyhunk Fund Limited	002-04172	70,200
Tonga Partners, L.P.	002-03991	107,400
GS Cannell Portfolio, LLC	002-08183	26,000
Pleiades Investment Partners, L.P.	002-09033	14,400
		288,700

As of December 21, 2004, the Funds were the beneficial owners of 923,366 shares of the Company, representing $6,297,356 in market value and 4.6% of the Company's outstanding common stock.

The Cannell Funds intend to continue ownership of at least the minimum required amount of common stock of the Company through the date of the Company's 2005 Annual Meeting.

Proposal

Cannell Capital, LLC proposes that the Board of Directors of Datastream Systems, Inc. retain a nationally recognized investment banking firm to explore strategic, financial and merger and acquisition related alternatives open to the Company, including a sale to a strategic acquirer, and to immediately implement the alternative which maximizes shareholder value.

Supporting Statement

We believe that the Company will benefit from combining with a larger software company. Such a combination will increase the scale of the Company's operations, increase the depth of available management and provide stockholders with greater liquidity. The failure of the Company to file its Form 10-Q for the quarter ended September 30, 2004 provides evidence of the management team's inability to manage the growth and increasing complexity of the Company's operations.

As of the market close on December 21, 2004, the Company's shares were quoted at $6.82 per share, implying a market capitalization of approximately $136.2 million. During the prior twelve months, the shares have traded as high as $9.52 and as low as $5.78. The shares have been thinly traded, with an average of 71,131 shares traded per day, or approximately 0.36% of the outstanding shares of the Company. With such limited volume, significant shareholders have been unable to sell their interests in the Company and redeploy capital towards other investments.

We believe that the Board of Directors, consistent with their fiduciary obligations to shareholders, should retain a nationally recognized investment banking firm and review value maximizing alternatives for the Company. We believe that the value maximizing alternative will be a sale of the Company to a strategic acquirer. We therefore recommend the proposal to our fellow shareholders in the Company.

We would be happy to discuss our proposal with you at any time and look forward to presenting it at the 2005 annual meeting. I can be reached at (415) 835-8301 or at jcc@cannellcap.com at any time.

Yours truly,

J. Carlo Cannell
Managing Member

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-05642-2-0307		CAYMAN ISLANDS	FROM NOV. 1 TO NOV. 28, 2003	6 of 84

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	70,700	7.45	526,715.00	USD 6

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-04172-1-0307		BERMUDA	FROM NOV. 1 TO NOV. 28, 2003	6 of 85

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

COMMON STOCK

U S DOLLAR

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		DATASTREAM SYSTEMS INC CMN	70,200	7.45	522,990.00	USD 6

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-03991-5-0307		CALIFORNIA	FROM NOV. 1 TO NOV. 28, 2003	7 of 87

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST.ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	107,400	7.45	800,130.00	USD 5

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-08183-4-0307		CAYMAN ISLANDS	FROM NOV. 1 TO NOV. 28, 2003	6 of 81

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		COMMON STOCK				
U S DOLLAR						
		DATASTREAM SYSTEMS INC CMN	26,000	7.45	193,700.00	USD 6

If this statement is not correct, please notify us immediately. It should be retained for your future reference

Goldman Sachs

Statement of Account With
Goldman, Sachs & Co.
85 Broad Street New York, NY 10004

ACCOUNT NO	SOC SEC/TAX ID	DOMICILE	STATEMENT PERIOD	PAGE
002-09033-0-0307		PENNSYLVANIA	FROM NOV. 1 TO NOV. 28, 2003	7 of 85

SECURITY POSITION ANALYSIS

VALUES MAY BE OBTAINED FROM PRICING SERVICES. VALUES IN EURO AND/OR CURRENCIES REPLACED BY EURO MAY BE DERIVED FROM DIRECT FX RATES OR INTERMEDIATE USD OR EUR RATES. VALUES ARE NOT GUARANTEED FOR ACCURACY, OR AS REALIZABLE VALUES. VALUATION AND CONVERSION METHOD INFO AVAILABLE UPON REQUEST.

COMMC

U S DOLLAR

EST. ANNUAL INCOME	CURR. YIELD	SECURITY DESCRIPTION	QUANTITY	PRICE	MARKET VALUE	A/C TYPE
		DATASTREAM SYSTEMS INC CMN	14,400	7.45	107,280.00	USD 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datastream Systems, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class Securities)

238124101

(CUSIP Number)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cannell Capital LLC
94-3366999

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

3 SEC Use Only

4 Citizenship or Place of Organization

California

number of shares beneficially owned by each reporting person with	5	Sole Voting Power
	6	Shared Voting Power 972,366
	7	Sole Dispositive Power
	8	Shared Dispositive Power 972,366

9 Aggregate Amount Beneficially Owned by Each Reporting Person

972,366

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11 Percent of Class Represented by Amount in Row (9)
4.8%

---

12 Type of Reporting Person (See Instructions)
IA

....
CUSIP No. 238124101
....

Name of Reporting Persons.
1 I.R.S. Identification Nos. of above persons (entities only).

J. Carlo Cannell

Check the Appropriate Box if a Member of a Group (See Instructions)
2
(a) |X|

(b)

SEC Use Only
3

Citizenship or Place of Organization
4
USA

---

5 Sole Voting Power

number of shares beneficially owned by each reporting person with

---

6 Shared Voting Power

972,366

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

972,366

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

972,366

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
4.8%

---

12 Type of Reporting Person (See Instructions)
IN, HC

CUSIP No. 238124101

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Anegada Master Fund Limited

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Cayman Islands

---

5 Sole Voting Power

number of shares beneficially owned by each reporting

person with

---

6 Shared Voting Power

282,000

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

282,000

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

282,000

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
1.4%

---

12 Type of Reporting Person (See Instructions)
CO

....
CUSIP No. 238124101
....

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Cuttyhunk Fund Limited

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Bermuda

---

5 Sole Voting Power

number of shares beneficially owned by each reporting person with

---

6 Shared Voting Power

405,461

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

405,461

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

405,461

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
2.0%

---

12 Type of Reporting Person (See Instructions)
CO

....
CUSIP No. 238124101
....

Name of Reporting Persons.

1 I.R.S. Identification Nos. of above persons (entities only).

Tonga Partners, L.P.
94-3164039

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Delaware

---

number of shares beneficially owned by each reporting person with		
	5	Sole Voting Power
	6	Shared Voting Power 49,000
	7	Sole Dispositive Power
	8	Shared Dispositive Power 49,000

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

49,000

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
0.2%

---

12 Type of Reporting Person (See Instructions)
PN

....
CUSIP No. 238124101
....

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GS Cannell Portfolio, LLC
98-0232642

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Delaware

---

number of shares beneficially owned by each reporting person with

5 Sole Voting Power

---

6 Shared Voting Power

153,140

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

153,140

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

153,140

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
0.8%

---

12 Type of Reporting Person (See Instructions)
OO

....
CUSIP No. 238124101
....

---

1 Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pleiades Investment Partners, L.P.
23-2688812

---

2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) |X|

(b)

---

3 SEC Use Only

---

4 Citizenship or Place of Organization

Delaware

---

5 Sole Voting Power

number of

shares beneficially owned by each reporting person with

---

6 Shared Voting Power

82,765

---

7 Sole Dispositive Power

---

8 Shared Dispositive Power

82,765

---

9 Aggregate Amount Beneficially Owned by Each Reporting Person

82,765

---

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

---

11 Percent of Class Represented by Amount in Row (9)
0.4%

---

12 Type of Reporting Person (See Instructions)
PN

Item 1.

(a) Name of Issuer

Datastream Systems, Inc.

(b) Address of Issuer's Principal Executive Offices

50 Datastream Plaza
Greenville, SC 29605

Item 2.

(a) Name of Person Filing

This statement is being filed by (i) Cannell Capital, LLC, a California limited liability company and California licensed investment adviser ("IA"), (ii) J. Carlo Cannell ("Managing Member"), (iii) Anegada Master Fund Limited ("Anegada"), (iv) The Cuttyhunk Fund Limited ("Cuttyhunk"), (v) Tonga Partners, L.P. ("Tonga"), (vi) GS Cannell Portfolio, LLC ("GS Cannell") and (vii) Pleiades Investment Partners, LP ("Pleiades") (collectively, the Reporting Persons). Managing Member controls IA by virtue of Managing Member's position as managing member and majority owner of IA.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Managing Member's beneficial ownership of Common Stock is indirect as a result of Managing Member's ownership and management of IA. The beneficial ownership of Managing Member is reported solely because Rules 13d-1(a) and (c) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G. The answers in blocks 6, 8, 9 and 11 above and the response to item 4 by Managing Member are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Managing Member to IA referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.

(b) Address of Principal Business office or, if None, Residence

IA's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

Managing Member's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

Anegada's principal business office is located at:
c/o Bank of Butterfield International (Cayman) Ltd., 68
Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands

Cuttyhunk's principal business office is located at:
73 Front Street, Hamilton, Bermuda HM 12

Tonga's principal business office is located at:
150 California Street, Fifth Floor, San Francisco, CA 94111

GS Cannell's principal business office is located at:
701 Mount Lucas Road, CN 850, Princeton, NJ 08542

Pleiades' principal business office is located at:
6022 West Chester Pike, Newtown Square, PA 19073

(c) Citizenship

Item 4 of each cover page is incorporated by reference

(d) Title of Class Securities

Common

(e) CUSIP Number

238124101

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with ss 240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(ii)(F).
(g) A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) Group in accordance with ss 240.13d-1(b)(ii)(J).

Item 4. Ownership

Common Stock:

Items 5-9 and 11 of each cover sheet are incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification of Members of the Group.
See Exhibit A

Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: December 23, 2004

CANNELL CAPITAL LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member

J. CARLO CANNELL

/s/ J. Carlo Cannell

J. Carlo Cannell

ANEGADA MASTER FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

THE CUTTYHUNK FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

TONGA PARTNERS, L.P.

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, General Partner

GS CANNELL PORTFOLIO, LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

PLEIADES INVESTMENT PARTNERS, LP

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

EXHIBIT A

Identification of Members of the Group

Pursuant to Rule 13d-1(c)under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified as follows:

Not Applicable

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: December 23, 2004

CANNELL CAPITAL LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member

J. CARLO CANNELL

/s/ J. Carlo Cannell

J. Carlo Cannell

THE ANEGADA MASTER FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

THE CUTTYHUNK FUND LIMITED

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

TONGA PARTNERS, L.P.

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, General Partner

GS CANNELL PORTFOLIO, LLC

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

PLEIADES INVESTMENT PARTNERS, LP

/s/ J. Carlo Cannell

J. Carlo Cannell, Managing Member
Cannell Capital LLC, Investment Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Datastream Systems, Inc.
Incoming letter dated February 11, 2005

The proposal relates to retaining an investment banking firm.

There appears to be some basis for your view that Datastream may exclude the proposal under rule 14a-8(e)(2) because Datastream received it after the deadline for submitting proposals. We note in particular your representation that Datastream did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Datastream omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Datastream relies.

Sincerely,

Robyn Manos
Special Counsel